Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.
CNPJ. 60.872.504/0001-23
A Publicly Listed Company
NIRE 35300010230
Announcement to the Market
Trading of Own Shares by Treasury
July 2020
We inform the capital market agents that in July 2020:
1. Itaú Unibanco did not purchase its own shares for treasury stock;
2. Itaú Unibanco did not reallocated in the market preferred shares intended to Longterm
Incentive programs.
Historical information regarding purchase of own shares for treasury stock is available on the Company’s Investor Relations website (www.itau.com.br/investor-relations).
São Paulo-SP, August 07, 2020.
ALEXSANDRO BROEDEL
Group Executive Finance Director and Head of Investor Relations